FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2006 and 2005

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditor

Freegold Ventures Limited (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	June 30, 2006	Dec. 31, 2005
Current
Cash and cash equivalents	$1,813,765	$544,275
Accounts and advances receivable	218,445	49,624
Portfolio investments (Note 3)	255,460	197,153
Prepaid expenses and deposits	15,300	22,380
	2,302,970	813,432
Mineral Property Costs - Schedule (Note 4)	8,777,676	8,584,178
Property and Equipment (Note 5)	57,065	34,094
	$11,137,711	$9,431,704

LIABILITIES
Current
Accounts payable	$-	$66,943
Accrued liabilities	-	56,695
Due to related parties (Note 6a)	1,500	-
	1,500	123,638

Contingent Liabilities (Note 4d)
Commitments (Note 4a(i))

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
38,781,771 (Dec. 31, 2005 – 31,562,590) shares	33,020,632	30,714,606
Contributed Surplus	1,081,785	1,072,794
Deficit Accumulated During Exploration Stage - Statement 2	(22,966,206)	(22,479,334)
	11,136,211	9,308,066
	$11,137,711	$9,431,704

ON BEHALF OF THE BOARD:

       “Harry Barr”                          , Director                    “Bernard Barlin”             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$6,197,244
Issuance of shares for:
- Cash	10,924,936	5,092,738	-	-	5,092,738
- Property	800,000	336,000	-	-	336,000
- Finder’s fees	174,690	-	-	-	-
Share issuance costs	-	-	-	(272,171)	(272,171)
Stock compensation costs	-	-	261,350	-	261,350
Loss for the year	-	-	-	(1,177,923)	(1,177,923)
Balance - 31 December 2003	26,266,705	29,334,259	499,845	(19,396,866)	10,437,238
Issuance and allotment of shares for:
- Cash	2,738,000	1,140,100	-	-	1,140,100
- Property	900,000	303,000	-	-	303,000
- Finder’s fees	87,500	-	-	-	-
Share issuance costs	-	-	-	(54,910)	(54,910)
Stock compensation costs	-	-	358,150	-	358,150
Future income tax on flow-through (Note 8)	-	(365,968)	-	-	(365,968)
Loss for the year	-	-	-	(1,652,721)	(1,652,721)
Balance - 31 December 2004	29,992,205	30,411,391	857,995	(21,104,497)	10,164,889
Issuance and allotment of shares for:
- Cash	1,445,385	245,715	-	-	245,715
- Property	75,000	50,000	-	-	50,000
- Performance shares	50,000	7,500	-	-	7,500
Share issuance costs	-	-	-	(6,467)	(6,467)
Stock compensation costs	-	-	214,799	-	214,799
Loss for the year	-	-	-	(1,368,370)	(1,368,370)
Balance – 31 December 2005	31,562,590	$30,714,606	$1,072,794	$(22,479,334)	$9,308,066
Issuance and allotment of shares for:
- Cash	7,035,431	2,237,401	-	-	2,237,401
- Property	50,000	15,000	-	-	15,000
- Performance shares	50,000	19,000	-	-	19,000
- Exercise of options	83,750	34,625	-	-	34,625
Share issuance costs	-	-	-	(31,542)	(31,542)
Stock compensation costs	-	-	8,991	-	8,991
Loss for the period	-	-	-	(455,330)	(455,330)
Balance – 30 June 2006	38,781,771	$33,020,632	$1,081,785	$(22,966,206)	$11,136,211

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months ended June 30, 2006	3 Months ended June 30, 2005	6 Months ended June 30, 2006	6 Months ended June 30, 2005

General and Administrative Expenses
Stock-based compensation	$-	$55,800	$8,991	$157,000
Consulting fees	35,511	39,603	82,701	78,321
Travel	18,318	28,645	38,534	58,713
Promotion	31,330	23,545	48,636	46,473
Management fees	25,920	25,920	51,840	51,840
Director fees	4,500	6,000	10,500	12,000
Audit and accounting	6,680	24,069	12,680	29,769
Wages, salaries and benefits	47,397	18,200	102,226	41,116
Shareholder relations	25,250	16,802	45,525	28,862
Transfer and filing fees	24,257	13,083	53,940	34,887
Rent and utilities	10,003	10,003	20,007	20,007
Office and miscellaneous	10,387	4,982	19,442	8,354
Insurance	11,410	19,400	15,299	19,400
Legal	9,592	8,915	11,248	13,774
Telephone	2,792	150	4,928	3,528
Equipment rental	-	-	-	1,028

Loss Before the Undernoted	(263,347)	(295,117)	(526,497)	(605,072)

Other Income (Expenses)
Interest income	12,206	4,933	15,864	8,504
Gain on sale of portfolio investments	55,303	-	55,303	-

	67,509	4,933	71,167	8,504

Loss for the Period	$(195,838)	$(290,184)	$(455,330)	$(596,568)

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	3 Months ended June 30, 2006	3 Months ended June 30, 2005	6 Months ended June 30, 2006	6 Months ended June 30, 2005
Cash Resources Provided By (Used In)
Operating Activities
Loss for the period	$(195,838)	$(290,184)	$(455,330)	$(596,568)
Items not affecting cash:
Stock compensation expense included in consulting fees	-	55,800	8,991	157,000
Consulting fees – performance shares issued	-	-	18,500	-
Net changes in non-cash working capital components:	(91,389)	(48,545)	(192,967)	(68,929)
	(287,227)	(282,929)	(620,806)	(508,497)

Investing Activities
Purchase of portfolio investments	-	-	(7,800)	-
Proceeds on sale of portfolio investments	104,796	-	104,796	-
Mineral property acquisition costs	(77,881)	(67,080)	(95,372)	(83,675)
Option payments received	30,000	-	30,000	-
Yukon tax credit received	-	152,873	-	152,873
Mineral property deferred exploration costs	(232,617)	(156,256)	(382,312)	(248,311)
	(175,702)	(70,463)	(350,688)	(179,113)

Financing Activities
Share capital issued	1,972,026	-	2,272,026	-
Share issuance costs	(21,641)	-	(31,542)	-
Performance shares	-	-	500	-
	1,950,385	-	2,240,984	-

Net Increase (Decrease) in Cash and Cash Equivalents	1,487,456	(353,665)	1,269,490	(687,610)
Cash and cash equivalents - Beginning of year	326,309	2,133,898	544,275	2,467,843
Cash and Cash Equivalents - End of Period	$1,813,765	$1,780,233	$1,813,765	$1,780,233

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued or allotted for mineral property	$(15,000)	$-	$(15,000)	$(8,750)
Stock-based compensation expense	$-	$(55,800)	$(8,991)	$(157,000)
Option payments received in shares	$100,000	$-	$100,000	$-
Performance shares issued for consulting fees	$-	$-	$(18,500)	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	6 months ended June 30, 2006	Year ended Dec. 31, 2005
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	$-	$-
Cash - option payments	15,463	82,583
	15,463	82,583
Deferred exploration expenditures
Geological and field expenses	7,242	8,164
Mineral property fees	-	28,378
Drilling	-	-
Assaying	2,743	9,635
Engineering and consulting	16,098	25,967
Administration	-	-
Equipment and supplies	-	-
Services	-	-
Personnel	-	-
Management fees	-	18,819
Amounts recovered	-	-
	26,083	90,963
Total	41,546	173,546

Union Bay Property, Alaska, USA
Shares - option payments received	(100,000)	-
Cash - option payments received	(30,000)	(30,000)
Total	(130,000)	(30,000)
Rob Property, Alaska, USA
Acquisition costs
Cash - option payments	2,775	21,175
	2,775	21,175
Deferred exploration expenditures
Mineral property fees	-	16,674
Engineering and consulting	2,337	5,496
Geological and field expenses	48	2,304
Wages	316	159
	2,701	24,633
Total	5,476	45,808

Balance Forward	$(82,978)	$189,354

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs - Continued

Canadian Funds

	6 months ended June 30, 2006	Year ended Dec. 31, 2005
Balance Carried Forward	$(82,978)	$189,354

Liberty Bell Property, Alaska, USA
Deferred exploration expenditures
Mineral property fees	-	-
Engineering and consulting	-	1,258
Total	-	1,258
Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	13,471	24,755
	13,471	24,755
Deferred exploration expenditures
Mineral property fees	-	20,379
Assays	4,818	-
Geological and field expenses	39,525	3,010
Engineering and consulting	125,014	49,948
	169,357	73,337
Total	182,828	98,092
Eskay Rift Property, British Columbia, Canada
Deferred exploration expenditures
Geological and field expenses	-	3,150
Mineral Property fees	-	1,140
	-	4,290
Total	-	4,290

Balance Forward	$99,850	$288,704

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs - Continued

Canadian Funds

	6 months ended June 30, 2006	Year ended Dec. 31, 2005
Balance Carried Forward	$99,850	$288,704

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	65,000	45,000
Shares – option payments	15,000	15,000
	80,000	60,000
Deferred exploration expenditures
Geological and field expenses	66,791	55,467
Geophysics	-	196,384
Drilling	60,241	280,647
Assaying	13,343	40,495
Engineering and consulting	41,567	96,231
Mineral tax credit	(169,186)	(152,873)
	12,756	516,351
Total	92,756	576,351

Duke Property, British Columbia, Canada
Acquisition costs
Cash - option payments	-	-
Shares - option payments	-	35,000
	-	35,000
Deferred exploration expenditures
Geological and field expenses	204	911
Geophysics	-	45,027
Assaying	688	1,117
Engineering and consulting	-	31,799
Drilling	-	131,628
	892	210,482
Total	892	245,482

Costs for the Year	193,498	1,114,827
Balance - Beginning of year	8,584,178	7,509,371
Write-off of mineral property costs	-	(40,020)
Balance - End of Year	$8,777,676	$8,584,178

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, U.S.A., Ican Minerals Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Portfolio Investments

Portfolio investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligation

Effective 1 January 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates;

•

All other assets and liabilities at historical rates; and

•

Revenue, expense, exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

n)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against deferred exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest under Part XII.6 under section 2.11.91 of the Income Tax Act are deducted from the tax credits when assessed.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, restricted cash flow-through, accounts payable, accrued liabilities and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increase versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	30 June, 2006				Dec. 31, 2005
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. (“PFN”)	439,448	1.25%	$196,120	$171,385	$120,120
CanAlaska Ventures Ltd. (“CVV”)	287,400	0.37%	59,340	158,070	77,033
			$255,460	$329,455	$197,153

The above investments have been accounted for using the cost method.  PFN, CVV and the Company are companies with certain directors in common.  During the period, the Company had a net gain on sale of investments of $55,303 of which a gain of $45,802 was due to the sale of CVV shares and a gain of $9,501 was due to the sale of PFN shares.  The maximum percentage owned of PFN or CVV by the Company at any time during the year was less than 2% (2004 – less than 2%).

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Payments/ grants	Total 2006	Total 2005
Golden Summit Property	$400,330	$4,750,894	$-	$5,151,224	$5,109,678
Union Bay Property	110,658	57,305	(130,000)	37,963	167,963
Rob Property	499,025	155,610	-	654,635	649,159
Almaden Property	684,376	314,325	-	998,701	815,873
PGM Properties	98,650	148,549	-	247,199	247,199
Grew Creek Property	215,470	1,308,864	(169,186)	1,355,148	1,262,392
Duke Property	45,000	287,806	-	332,806	331,914

	$2,053,509	$7,023,353	$(299,186)	$8,777,676	$8,584,178

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration for the property, the Company agreed to:

•

Issue 25,000 shares of the Company (issued in 1997);

•

Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares.  As at 30 June 2006, the Company had spent approximately US$4,351,000 on the property since 9 May 1997.  Since the Company has expended the next US$1,000,000, the Company issued 25,000 shares of the Company's common stock on 30 March  2005 (25,000 shares issued in 1998, 25,000 shares issued in 1999, 25,000 shares issued in 2001);

•

Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

•

Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”).  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 – 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003		$50,000	(paid)
2004		$50,000	(paid)
2005		$50,000	(paid)
2006		$50,000
2007 – 2019 (US$150,000 per year)		$1,950,000

*  This advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of US$50,000 was paid 1 October 2000.  Until 2006, if the Company terminates the agreement prior to 1 April of any year, the Company's obligation will be the completion of any reclamation work.  If the Company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made in cash, shares or a combination thereof.

During the exploration stage and before commencement of production, the Company is required to incur minimum exploration expenditures of US$50,000 per year from 2000 to 2006 if the average price of gold exceeds US$300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of US$50,000 was required for 2005, as the average price of gold during the last three months of 2004 was above US$300 an ounce.  The work commitment for 2005 was completed. If the work commitment is not met, in whole or part, in any calendar year, the Company must pay the lessor the difference between the value of the work incurred and US$50,000.

The leased property is subject to a 3% NSR.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date). During the first quarter of 2006, the company renewed the existing lease term for an additional 5 years on the same terms and conditions. The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000 less all advance royalty payments made.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, a 2.0% NSR is in effect.  In the event that the price of gold is above US$400, the property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN, at its option, must subscribe to purchase a private placement of $165,000 (completed in the 2002 fiscal year) and must at its option make cash payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (received)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005 (received / completed)	30,000	-	340,000
- On or before 1 July 2006 (received / completed)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Upon vesting with a 50% interest, PFN may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into commercial production.

PFN is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before PFN vests with a 50% interest, and subsequently vests with an interest in the property, the Company and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the property and PFN shall relinquish its right to earn a 60% or 70% interest.  PFN will then issue shares to the value of $100,000 to the Company within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date. These shares were received on April 3, 2006.  In addition, PFN will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Company and PFN.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005 (paid)	2,500	-
- On or before 1 July 2006 (paid)	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005 (paid)	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 ($98,390 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

In addition, an intermediary vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] and the remaining US$18,000 is deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is US$450,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals Inc. ("Ican") and Canu Resources, Inc. ("Canu") for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  Using the purchase price as the imputed value at that time, management, for conservative purposes, wrote down the Almaden Property to $576,648 in 2001.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

e)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During a prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000.  (The first 1% for $1,000,000 and the second 1% for $2,000,000.)

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

f)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005 (issued/paid/incurred)	50,000	45,000	75,000
On or before 27 May 2006 (issued/paid/incurred)	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR.  In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

4.

Mineral Property Costs - Continued

g)

Duke Property, British Columbia, Canada

By agreement dated 21 October 2004 and amended 24 December 2004 the Company can acquire, from a third party (the "Optionor”), up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000	$-
Upon receipt of regulatory approval (issued)	25,000	-	$-
On or before 31 May 2005 (issued)	25,000	-	$-
On or before 1 October 2005 (incurred)	-	-	$100,000
On or before 21 October 2005 (issued)	50,000	-	$-
On or before 1 October 2006	-	-	$350,000
On or before 1 October 2007	-	-	$750,000
	100,000	$10,000

Upon written notification of completion of the exploration expenditures, cash payments and share issuances set out above, the Company shall vest with a 51% interest in the project.  The Company may further elect, within 120 days of the notification date of vesting with a 51% interest, to increase its interest to 70% by paying an additional $150,000 and the Company at its sole election may pay up to 50% of the $150,000 in shares and incurring an additional $1,000,000 in exploration expenditures within three years of the election date.

The Company will act as operator of the property; the Company may terminate this agreement at any time within 30 days written notice upon completing the $100,000 exploration expenditure and the $10,000 payment.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

5.

Property and Equipment

Details are as follows:

	Cost	Accumulated Amortization	Mar. 31, 2006 Net Book Value	Dec. 31, 2005 Net Book Value
Office equipment	$200,507	$(151,839)	$48,668	$34,094
Mining equipment	$8,397	$-	$8,397	$-
Total	$208,904	$(151,839)	$57,065	$34,094

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  During the period, $10,500 was paid/accrued to directors. At period end, $1,500 is owing to directors. These fees are paid semi-annually.

b)

During the period, management fees of $51,840 were paid to a company controlled by the Chairman.

c)

During the period, consulting fees of $13,546 were paid to a company controlled by the Corporate Secretary.

d)

During the period, accounting fees of $12,400 were paid to a company controlled by the Chief Financial Officer.

e)

During the period, rent of $20,007 was paid to a company controlled by the Chairman.

f)

During the period, consulting fees of $27,418 were paid and 50,000 performance shares (vested as described in Note 7g) were issued to the Vice-President of Business Development.

g)

During the period, wages of $75,000 were paid to the President and CEO.

h)

During the period, consulting fees of $34,273 were paid and 400,000 performance shares (vested as described in Note 7g) were allotted to the Vice-President Exploration.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

7.

Share Capital

a)

Private Placements

During the 3 month period ended March 31, the Company issued 1,500,000 shares through private placements for gross proceeds of $300,000.

During the 3 month period ended June 30, the Company issued 5,535,431 units at $0.35 per unit consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $ 1,937,401. Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $0.45 expiring 3 April, 2007.

b)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash – Flow-Through represents funds that have not been spent as at the balance sheet date.

c)

Exercise of Warrant and Options

i)

During the period, no warrants were exercised.

ii)

During the period, 83,750 options were exercised for gross proceeds of $34,625

d)

Share Purchase Warrants

As at 30 June 2006, 2,767,716 share purchase warrants were outstanding to purchase shares at $0.45 expiring 3 April, 2007.

e)

Share Purchase Options

The Company has established a share purchase option plan whereby the Board of Directors (“Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 8,250,061 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

A summary of the Company’s options at 30 June 2006 and the changes for the period are as follows:

Number Outstanding 31 December 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding 30 June 2006	Exercise Price Per Share	Expiry Date
860,000	-	(25,000)	(70,000)	-	765,000	$0.50	31 December 2007
1,150,000	-	-	-	-	1,150,000	$0.48	10 September 2008
100,000	-	-	-	-	100,000	$0.25	1 July 2007
80,000	-	-	-	-	80,000	$0.55	10 February 2007
50,000	-	-	-	-	50,000	$0.31	1 July 2007
1,380,000	-	(45,000)	-	-	1,335,000	$0.40/$0.50	5 November 2009
100,000	-	-	-	-	100,000	$0.30	13 July 2010
500,000	-	-	-	-	500,000	$0.20	30 September 2010
-	110,000	(13,750)	-	-	96,250	$0.30	25 January 2011
-	350,000	-	-	-	350,000	$0.35	13 March 2011
4,220,000	460,000	(83,750)	(70,000)	-	4,526,250

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1h).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the period, the Company granted options to purchase up to 110,000 shares of the Company’s stock to a consultant of the Company at an exercise price of $0.30 per share for five years.

During the period, the Company granted options to purchase up to 350,000 shares of the Company’s stock to the Vice-President Exploration of the Company at an exercise price of $0.35 per share for five years.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

During the prior year, the Company granted options to purchase up to 100,000 shares of the Company’s stock to a consultant of the Company at an exercise price of $0.30 per share for five years.  The total estimated fair value of the 100,000 options was $9,930.  Since the options were granted under a graded vesting schedule, $4,667 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the prior year.  The offsetting entry is to contributed surplus.

During the prior year, the Company granted options to purchase up to 500,000 shares of the Company’s stock to the President of the Company at an exercise price of $0.20 per share for five years.  The total estimated fair value of the 500,000 options was $46,167.  Since the options were granted under a graded vesting schedule, $8,656 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the prior year.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	62.76%	73.52%	89.59%
Risk-free interest rate	3.52%	3.75%	3.70%
Expected life of options	5.0 years	4.8 years	4.5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

g)

Performance Shares

A total of 2,187,482 performance shares are reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued*)
50,000	5 September 2006
50,000	5 March 2007
50,000	5 September 2007
50,000	5 March 2008
50,000	5 September 2008
50,000	5 March 2009
400,000

* 50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $19,000.  The difference between the issue price and the fair market value ($18,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

During the prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006
81,818	1 April 2006
81,818	1 July 2006
81,818	1 October 2006
81,818	1 January 2007
81,818	1 April 2007
81,818	1 July 2007
81,818	1 October 2007
81,818	1 January 2008
81,818	1 April 2008
81,818	1 July 2008
81,820	1 August 2008
1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

g)

Performance Shares- Continued

During the period, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006
33,333	13 September 2006
33,333	13 December 2006
33,333	13 March 2007
33,333	13 June 2007
33,333	13 September 2007
33,333	13 December 2007
33,333	13 March 2008
33,333	13 June 2008
33,333	13 September 2008
33,333	13 December 2008
33,337	13 March 2009
400,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

8.

Income Taxes

The Company has incurred certain mineral property related expenditures of approximately $2,625,123 in Canada, which may be carried forward indefinitely and are available to offset future taxable income.

The Company has non-capital losses for Canadian tax purposes of approximately $4,027,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2006	$550,000
2009	480,000
2010	999,000
2014	1,099,000
2015	899,000
$4,027,000

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Future Income Tax Assets	2005	2004
Statutory tax rate	34.1%	35.6%
Non-capital losses	$1,373,207	$1,409,048
Undepreciated capital cost in excess of accounting net book value	125,416	130,079
Exploration and development expenditures	1,002,718	649,947
	2,501,341	2,189,074
Less: Valuation allowances	(2,501,341)	(2,189,074)
	$-	$-

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2006 and 2005
Canadian Funds

8.

Income Taxes - Continued

The Company has net operating loss carryovers for US tax purposes of approximately US$16,149,100 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (US Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
2022	1,100
2023	20,400
2024	33,600
$16,149,100

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

Future Income Tax Recovery

During the prior year, flow-through shares totalling $1,028,000 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.